811 - 6242

FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

MAR 2 2 2004

March 18, 2004

Filing Desk
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

Re: Filings for All Listed Parties as Attached in Exhibit A Pursuant to Section 33(a) of the Investment Company Act of 1940, as amended (the "1940 Act").

04020944

Ladies and Gentlemen:

Enclosed for filing pursuant to Section 33(a) of the 1940 Act, on behalf of all listed parties named in attached Exhibit A, is a copy of a Complaint filed by a shareholder of the Fund in the United States District Court, Southern District of New York, in the matter of Sharkey v. Franklin Resources, Inc., et al. (Case No. 04 CV 1330).

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

If you have any questions, please contact the undersigned at (650) 312-5824.

Sincerely,

David P. Goss

David P. Goss
Associate General Counsel

PROCESSED
MAR 26 2004
THOMSON FINANCIAL

Enclosure

cc:

Barbara J. Green, Esq. (w/o enclosure)
Murray L. Simpson, Esq. (w/o enclosure)

| Exhibit A | | |
|---|---|---|
| ***Fund/Trust Name*** | ***811 Number*** | ***Adviser*** |
| | | |
| Adjustable Rate Securities Portfolio | 811-6242 | Franklin Advisers, Inc. |
| Franklin California Tax-Free Income Fund, Inc. | 811-730 | Franklin Advisers, Inc. |
| Franklin California Tax-Free Trust | 811-4356 | Franklin Advisers, Inc. |
| Franklin Capital Growth Fund | 811-334 | Franklin Advisers, Inc. |
| Franklin Custodian Funds, Inc. | 811-537 | Franklin Advisers, Inc. |
| Franklin Custodian Funds, Inc.— *Franklin Growth Fund* | 811-537 | Franklin Investment Advisory Services, Inc. |
| Franklin Federal Money Fund | 811-3052 | Franklin Advisers, Inc. |
| Franklin Federal Tax-Free Income Fund | 811-3395 | Franklin Advisers, Inc. |
| Franklin Floating Rate Master Trust | 811-09869 | Franklin Advisers, Inc. |
| Franklin Global Trust-<br>-Global Aggressive Growth<br>-Global Growth<br>-Internat'l Smaller Cos. Growth | 811-10157 | Franklin Advisers, Inc. (subadvised by Fiduciary International, Inc.) |
| Franklin Global Trust-<br>-Fiduciary European Smaller Companies | | |

| | | |
|---|---|---|
| -Fiduciary Large Capitalization Growth and Income<br>-Fiduciary Small Capitalization Equity<br>-Fiduciary Core Fixed Income<br>-Fiduciary Core Plus Fixed Income<br>-Fiduciary High Income | 811-10157 | Fiduciary International, Inc.<br>(subadvised by Franklin Advisers, Inc.) |
| Franklin Gold and Precious Metals | 811-1700 | Franklin Advisers, Inc. |
| Franklin High Income Trust | 811-1608 | Franklin Advisers, Inc. |
| Franklin Investors Securities Trust | 811-4986 | Franklin Advisers, Inc. |
| Franklin Managed Trust | 811-4894 | Franklin Advisory Services, Inc. |
| Franklin Money Fund | 811-2605 | Franklin Advisers, Inc. |
| Franklin Municipal Securities Trust | 811-6481 | Franklin Advisers, Inc. |
| Franklin Mutual Series Fund, Inc. | 811-5387 | Franklin Mutual Advisers, Inc. |
| Franklin New York Tax-Free Income | 811-3479 | Franklin Advisers, Inc. |
| Franklin New York Tax-Free Trust | 811-4787 | Franklin Advisers, Inc. |
| Franklin Real Estate Securities Trust | 811-8034 | Franklin Advisers, Inc. |
| Franklin Strategic Mortgage Portfolio | 811-7288 | Franklin Advisers, Inc. |
| Franklin Strategic Series<br><br>-all except U.S. Long-Short | 811-6243 | Franklin Advisers, Inc.<br>(U.S. L-S subadvised by Franklin Templeton |

| | | |
|---|---|---|
| | | Alternative Strategies, Inc. |
| Franklin Tax-Exempt Money Fund | 811-3193 | Franklin Advisers, Inc. |
| Franklin Tax-Free Trust | 811-4149 | Franklin Advisers, Inc. |
| Franklin Templeton Fund Allocator Series | 811-7851 | Franklin Advisers, Inc. |
| Franklin Templeton Global Trust | 811-4450 | Franklin Advisers, Inc. |
| Franklin Templeton International Trust<br><br>Templeton Foreign Smaller Cos.<br><br>Templeton Global Long-Short | 811-6336 | Franklin Advisers, Inc.<br><br>-subadvised by Templeton Investment Counsel, LLC and further subadvised by Franklin Templeton Investments (Asia) Limited<br><br>-subadvised by Templeton Global Advisors, Ltd. |
| Franklin Templeton Money Fund Trust | 811-8962 | Franklin Advisers, Inc. |
| Franklin Templeton Variable Insurance Products Trust<br><br>-Templeton Developing Markets<br><br>-Templeton Global Asset Allocation<br><br>-Templeton Growth Securities | 811-5583 | Franklin Advisers, Inc.<br><br>Templeton Asset Management, Ltd.<br><br>Templeton Investment Counsel, Inc. (subadvised by Franklin Advisers, Inc.) |

| | | |
|---|---|---|
| | | -Templeton Global Advisors, Ltd. (subadvised by Templeton Asset Management, Ltd. |
| Franklin Value Investors Trust | 811-5878 | Franklin Advisory Services, LLC |
| Institutional Fiduciary Trust | 811-4267 | Franklin Advisers, Inc. |
| The Money Market Portfolios | 811-7038 | Franklin Advisers, Inc. |
| Franklin Universal Trust (closed end ) | 811-5569 | Franklin Advisers, Inc. |
| | | |
| Templeton China World | 811-7876 | Templeton Asset Management, Ltd. |
| Templeton Developing Markets Trust | 811-6378 | Templeton Asset Management, Ltd. |
| Templeton Funds, Inc. | 811-2781 | Templeton Global Advisors, Ltd. |
| Templeton Global Investment Trust | 811-8226 | *Templeton Internat'l (ex EM) Fund-* Templeton Global Advisors, Ltd.<br><br>*FT Non-U.S. Dynamic Core Equity Series-* Franklin Templeton Alternative Strategies, Inc.<br><br>-subadvised by Fiduciary Internat'l, Inc. |
| Templeton Global Opportunities Trust | 811-5914 | Templeton Investment Counsel, LLC |
| Templeton Global Smaller Companies Fund, Inc. | 811-3143 | Templeton Investment Counsel, LLC<br><br>-subadvised by F-T Investments (Asia) |

| | | |
|---|---|---|
| | | Ltd |
| Templeton Growth Fund, Inc. | 811-4892 | Templeton Global Advisors, Ltd. |
| Templeton Income Trust | 811-4706 | Franklin Advisers, Inc. |
| | | |
| | | |
| Not sure if mentioned in Complaint directly, but<br><br>Templeton Institutional Funds, Inc. | 811-6135 | *Emerging Markets Series* - Templeton Asset Management, Ltd.<br><br>*Emerging Fixed Income Markets Series* - Franklin Advisers, Inc.<br><br>*Foreign Equity Series* – Templeton Investment Counsel, Inc.<br><br>*Foreign Smaller Companies Series* – Templeton Investment Counsel, LLC -subadvised by FT Investments (Asia) Limited<br><br>*FT Non U.S. Core Equity Series* – FT Alternative Strategies, Inc. -subadvised by Fiduciary Internat'l, Inc. |
| | | |

# United States District Court

SOUTHERN DISTRICT OF NEW YORK

HUGH SHARKEY, IRA/RO, on Behalf of Itelf and on behalf of All Others Similarly Situated,

Plaintiff,

vs.

FRANKLIN RESOURCES, INC., et al., (See attached Rider A for a complete listing of all named defendants),

Defendants.

## SUMMONS IN A CIVIL CASE

CASE NUMBER:

04 CV 1330

JUDGE DANIELS

TO: (Name and address of defendant)

All Defendants c/o: FRANKLIN RESOURCES, INC.
One Franklin Parkway
San Mateo, CA 94403

**YOU ARE HEREBY SUMMONED** and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

STULL, STULL & BRODY
6 East 45th Street
Suite 500
New York, NY 10017
(212) 687-7230

an answer to the complaint which is herewith served upon you, within 20 (twenty) days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

J. MICHAEL McMAHON

CLERK

FEB 18 2004

DATE

(BY) DEPUTY CLERK

## Rider A

Defendants:

FRANKLIN RESOURCES, INC., FRANKLIN ADVISERS, INC., FRANKLIN/TEMPLETON DISTRIBUTORS, INC., TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC., FRANKLIN PRIVATE CLIENT GROUP, INC., FRANKLIN AGE HIGH INCOME FUND, FRANKLIN ADJUSTABLE U.S. GOVERNMENT SECURITIES FUND, FRANKLIN AGGRESSIVE GROWTH FUND, FRANKLIN ALABAMA TAX-FREE INCOME FUND, FRANKLIN ARIZONA TAX-FREE INCOME FUND, FRANKLIN BALANCE SHEET INVESTMENT FUND, FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, FRANKLIN BLUE CHIP FUND, FRANKLIN CALIFORNIA HIGH YIELD MUNICIPAL FUND, FRANKLIN CALIFORNIA INSURED TAX FREE INCOME FUND, FRANKLIN CALIFORNIA INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA TAX-EXEMPT MONEY FUND, FRANKLIN CALIFORNIA TAX-FREE INCOME FUND, FRANKLIN CAPITAL GROWTH FUND, FRANKLIN COLORADO TAX-FREE INCOME FUND, FRANKLIN CONNECTICUT TAX-FREE INCOME FUND, FRANKLIN CONVERTIBLE SECURITIES FUND, FRANKLIN CONVERTIBLE SECURITIES FUND, FRANKLIN DYNATECH FUND, FRANKLIN EQUITY INCOME FUND, FRANKLIN FEDERAL INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL MONEY FUND, FRANKLIN FEDERAL TAX-FREE INCOME FUND, FRANKLIN FLEX CAP GROWTH FUND, FRANKLIN FLOATING RATE DAILY ACCESS FUND, FRANKLIN FLOATING RATE TRUST, FRANKLIN FLORIDA INSURED TAX-FREE INCOME FUND, FRANKLIN GEORGIA TAX-FREE INCOME FUND, FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND, FRANKLIN GLOBAL COMMUNICATIONS FUND, FRANKLIN GLOBAL GROWTH FUND, FRANKLIN GLOBAL HEALTH CARE FUND, FRANKLIN GOLD AND PRECIOUS METALS FUND, FRANKLIN GROWTH FUND, FRANKLIN HIGH YIELD TAX-FREE INCOME FUND, FRANKLIN INCOME FUND, FRANKLIN INSURED TAX-FREE INCOME FUND, FRANKLIN KENTUCKY TAX-FREE INCOME FUND, FRANKLIN LARGE CAP GROWTH FUND, FRANKLIN LARGE CAP VALUE FUND, FRANKLIN LOUISIANA TAX-FREE INCOME FUND, FRANKLIN MARYLAND TAX-FREE INCOME FUND, FRANKLIN MASSACHUSETTS INSURED TAX-FREE INCOME FUND, FRANKLIN MICHIGAN INSURED TAX-FREE INCOME FUND, FRANKLIN MICROCAP VALUE FUND, FRANKLIN MINNESOTA INSURED TAX-FREE INCOME FUND, FRANKLIN MISSOURI TAX-FREE INCOME FUND, FRANKLIN NATURAL RESOURCES FUND, FRANKLIN NEW JERSEY TAX-FREE INCOME FUND, FRANKLIN NEW YORK INSURED TAX-FREE INCOME FUND, FRANKLIN NEW YORK INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK TAX-EXEMPT MONEY FUND, FRANKLIN NEW YORK TAX-FREE INCOME FUND, FRANKLIN NORTH CAROLINA TAX-FREE INCOME FUND, FRANKLIN OHIO INSURED TAX-FREE

INCOME FUND, FRANKLIN OREGON TAX-FREE INCOME FUND, FRANKLIN PENNSYLVANIA TAX-FREE INCOME FUND, FRANKLIN REAL ESTATE SECURITIES FUND, FRANKLIN RISING DIVIDENDS FUND, FRANKLIN SHORT-INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND, FRANKLIN SMALL CAP GROWTH FUND II, FRANKLIN SMALL CAP VALUE FUND, FRANKLIN SMALL-MID CAP GROWTH FUND, FRANKLIN STRATEGIC INCOME FUND, FRANKLIN STRATEGIC MORTGAGE PORTFOLIO, FRANKLIN TAX-EXEMPT MONEY FUND, FRANKLIN TECHNOLOGY FUND, FRANKLIN TEMPLETON CONSERVATIVE TARGET FUND, FRANKLIN TEMPLETON COREFOLIO ALLOCATION FUND, FRANKLIN TEMPLETON FOUNDING FUNDS ALLOCATION FUND, FRANKLIN TEMPLETON GROWTH TARGET FUND, FRANKLIN TEMPLETON HARD CURRENCY FUND, FRANKLIN TEMPLETON MODERATE TARGET FUND, FRANKLIN TEMPLETON MONEY FUND, FRANKLIN TENNESSEE MUNICIPAL BOND FUND, FRANKLIN TEXAS TAX-FREE INCOME FUND, FRANKLIN TOTAL RETURN FUND, FRANKLIN U.S. GOVERNMENT SECURITIES FUND, FRANKLIN U.S. LONG-SHORT FUND, FRANKLIN UTILITIES FUND, FRANKLIN VIRGINIA TAX-FREE INCOME FUND, TEMPLETON CHINA WORLD FUND, TEMPLETON DEVELOPING MARKETS TRUST, TEMPLETON FOREIGN FUND, TEMPLETON FOREIGN SMALLER COMPANIES FUND, TEMPLETON GLOBAL BOND FUND, TEMPLETON GLOBAL LONG-SHORT FUND, TEMPLETON GLOBAL OPPORTUNITIES TRUST, TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC., TEMPLETON GROWTH FUND, INC., TEMPLETON INTERNATIONAL FUND, TEMPLETON LATIN AMERICA FUND, TEMPLETON PACIFIC GROWTH FUND, TEMPLETON WORLD FUND, MUTUAL BEACON FUND, MUTUAL DISCOVERY FUND, MUTUAL EUROPEAN FUND, MUTUAL FINANCIAL SERVICES FUND, MUTUAL QUALIFIED FUND, MUTUAL RECOVERY FUND, MUTUAL SHARES FUND, FRANKLIN ASSET ALLOCATION FUND, FRANKLIN CALIFORNIA, TAX-FREE INCOME FUND, INC., FRANKLIN CUSTODIAN FUNDS, INC., FRANKLIN FLOATING RATE MASTER TRUST, FRANKLIN GLOBAL TRUST, FRANKLIN HIGH INCOME TRUST, FRANKLIN INTERNATIONAL TRUST, FRANKLIN INVESTORS SECURITIES TRUST, FRANKLIN MANAGED TRUST, FRANKLIN MONEY FUND, FRANKLIN MULTI-INCOME TRUST, FRANKLIN MUNICIPAL SECURITIES TRUST, FRANKLIN MUTUAL SERIES FUND, INC., FRANKLIN NEW YORK TAX FREE TRUST, FRANKLIN REAL ESTATE SECURITIES TRUST, FRANKLIN STRATEGIC SERIES, FRANKLIN TAX ADVANTAGED HIGH YIELD SECURITIES FUND, FRANKLIN TAX ADVANTAGED BOND FUND, FRANKLIN ADVANTAGED U.S. GOVERNMENT SECURITIES FUND, FRANKLIN TAX FREE TRUST, FRANKLIN TEMPLETON FUND ALLOCATOR SERIES, FRANKLIN TEMPLETON GLOBAL TRUST, FRANKLIN TEMPLETON JAPAN FUND, FRANKLIN TEMPLETON MONEY FUND TRUST, FRANKLIN TEMPLETON SERVICES LLC, and JOHN DOES 1-100

04 CV 1330

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

| | | |
|---|---|---|
| HUGH SHARKEY IRA/RO, on behalf of Itself and on behalf of All Others Similarly Situated, | X : | Civil Action No. |
| Plaintiff, | : | **CLASS ACTION COMPLAINT** |
| vs. | : | |
| FRANKLIN RESOURCES, INC., FRANKLIN ADVISERS, INC., FRANKLIN/TEMPLETON DISTRIBUTORS, INC., TEMPLETON/FRANKLIN INVESTMENT SERVICES, INC., FRANKLIN PRIVATE CLIENT GROUP, INC., FRANKLIN AGE HIGH INCOME FUND, FRANKLIN ADJUSTABLE U.S. GOVERNMENT SECURITIES FUND, FRANKLIN AGGRESSIVE GROWTH FUND, FRANKLIN ALABAMA TAX-FREE INCOME FUND, FRANKLIN ARIZONA TAX-FREE INCOME FUND, FRANKLIN BALANCE SHEET INVESTMENT FUND, FRANKLIN BIOTECHNOLOGY DISCOVERY FUND, FRANKLIN BLUE CHIP FUND, FRANKLIN CALIFORNIA HIGH YIELD MUNICIPAL FUND, FRANKLIN CALIFORNIA INSURED TAX FREE INCOME FUND, FRANKLIN CALIFORNIA INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN CALIFORNIA TAX-EXEMPT MONEY FUND, FRANKLIN CALIFORNIA TAX-FREE INCOME FUND, FRANKLIN CAPITAL GROWTH FUND, FRANKLIN COLORADO TAX-FREE INCOME FUND, FRANKLIN CONNECTICUT TAX-FREE INCOME FUND, FRANKLIN CONVERTIBLE SECURITIES FUND, FRANKLIN CONVERTIBLE SECURITIES FUND, FRANKLIN DYNATECH FUND, FRANKLIN EQUITY INCOME FUND, FRANKLIN FEDERAL INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN | : | **JURY TRIAL DEMANDED** |
| **[CAPTION CONTINUED ON NEXT PAGE]** | : | |

FEDERAL LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN FEDERAL MONEY FUND, FRANKLIN FEDERAL TAX-FREE INCOME FUND, FRANKLIN FLEX CAP GROWTH FUND, FRANKLIN FLOATING RATE DAILY ACCESS FUND, FRANKLIN FLOATING RATE TRUST, FRANKLIN FLORIDA INSURED TAX-FREE INCOME FUND, FRANKLIN GEORGIA TAX-FREE INCOME FUND, FRANKLIN GLOBAL AGGRESSIVE GROWTH FUND, FRANKLIN GLOBAL COMMUNICATIONS FUND, FRANKLIN GLOBAL GROWTH FUND, FRANKLIN GLOBAL HEALTH CARE FUND, FRANKLIN GOLD AND PRECIOUS METALS FUND, FRANKLIN GROWTH FUND, FRANKLIN HIGH YIELD TAX-FREE INCOME FUND, FRANKLIN INCOME FUND, FRANKLIN INSURED TAX-FREE INCOME FUND, FRANKLIN KENTUCKY TAX-FREE INCOME FUND, FRANKLIN LARGE CAP GROWTH FUND, FRANKLIN LARGE CAP VALUE FUND, FRANKLIN LOUISIANA TAX-FREE INCOME FUND, FRANKLIN MARYLAND TAX-FREE INCOME FUND, FRANKLIN MASSACHUSETTS INSURED TAX-FREE INCOME FUND, FRANKLIN MICHIGAN INSURED TAX-FREE INCOME FUND, FRANKLIN MICROCAP VALUE FUND, FRANKLIN MINNESOTA INSURED TAX-FREE INCOME FUND, FRANKLIN MISSOURI TAX-FREE INCOME FUND, FRANKLIN NATURAL RESOURCES FUND, FRANKLIN NEW JERSEY TAX-FREE INCOME FUND, FRANKLIN NEW YORK INSURED TAX-FREE INCOME FUND, FRANKLIN NEW YORK INTERMEDIATE-TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK LIMITED TERM TAX-FREE INCOME FUND, FRANKLIN NEW YORK TAX-EXEMPT MONEY FUND, FRANKLIN NEW YORK TAX-FREE INCOME FUND, FRANKLIN NORTH CAROLINA TAX-FREE INCOME FUND, FRANKLIN OHIO INSURED TAX-FREE INCOME FUND, :

**[CAPTION CONTINUED ON NEXT PAGE]**

FRANKLIN OREGON TAX-FREE INCOME FUND, FRANKLIN PENNSYLVANIA TAX-FREE INCOME FUND, FRANKLIN REAL ESTATE SECURITIES FUND, FRANKLIN RISING DIVIDENDS FUND, FRANKLIN SHORT-INTERMEDIATE U.S. GOVERNMENT SECURITIES FUND, FRANKLIN SMALL CAP GROWTH FUND II, FRANKLIN SMALL CAP VALUE FUND, FRANKLIN SMALL-MID CAP GROWTH FUND, FRANKLIN STRATEGIC INCOME FUND, FRANKLIN STRATEGIC MORTGAGE PORTFOLIO, FRANKLIN TAX-EXEMPT MONEY FUND, FRANKLIN TECHNOLOGY FUND, FRANKLIN TEMPLETON CONSERVATIVE TARGET FUND, FRANKLIN TEMPLETON COREFOLIO ALLOCATION FUND, FRANKLIN TEMPLETON FOUNDING FUNDS ALLOCATION FUND, FRANKLIN TEMPLETON GROWTH TARGET FUND, FRANKLIN TEMPLETON HARD CURRENCY FUND, FRANKLIN TEMPLETON MODERATE TARGET FUND, FRANKLIN TEMPLETON MONEY FUND, FRANKLIN TENNESSEE MUNICIPAL BOND FUND, FRANKLIN TEXAS TAX-FREE INCOME FUND, FRANKLIN TOTAL RETURN FUND, FRANKLIN U.S. GOVERNMENT SECURITIES FUND, FRANKLIN U.S. LONG-SHORT FUND, FRANKLIN UTILITIES FUND, FRANKLIN VIRGINIA TAX-FREE INCOME FUND, TEMPLETON CHINA WORLD FUND, TEMPLETON DEVELOPING MARKETS TRUST, TEMPLETON FOREIGN FUND, TEMPLETON FOREIGN SMALLER COMPANIES FUND, TEMPLETON GLOBAL BOND FUND, TEMPLETON GLOBAL LONG-SHORT FUND, TEMPLETON GLOBAL OPPORTUNITIES TRUST, TEMPLETON GLOBAL SMALLER COMPANIES FUND, INC., TEMPLETON GROWTH FUND, INC., TEMPLETON INTERNATIONAL FUND, TEMPLETON LATIN AMERICA FUND, TEMPLETON PACIFIC GROWTH FUND,

**[CAPTION CONTINUED ON NEXT PAGE]**

TEMPLETON WORLD FUND, MUTUAL :
BEACON FUND, MUTUAL DISCOVERY FUND, :
MUTUAL EUROPEAN FUND, MUTUAL :
FINANCIAL SERVICES FUND, MUTUAL :
QUALIFIED FUND, MUTUAL RECOVERY :
FUND, MUTUAL SHARES FUND, FRANKLIN :
ASSET ALLOCATION FUND, FRANKLIN :
CALIFORNIA, TAX-FREE INCOME FUND, INC., :
FRANKLIN CUSTODIAN FUNDS, INC., :
FRANKLIN FLOATING RATE MASTER TRUST, :
FRANKLIN GLOBAL TRUST, FRANKLIN HIGH :
INCOME TRUST, FRANKLIN INTERNATIONAL :
TRUST, FRANKLIN INVESTORS SECURITIES :
TRUST, FRANKLIN MANAGED TRUST, :
FRANKLIN MONEY FUND, FRANKLIN MULTI- :
INCOME TRUST, FRANKLIN MUNICIPAL :
SECURITIES TRUST, FRANKLIN MUTUAL :
SERIES FUND, INC., FRANKLIN NEW YORK :
TAX FREE TRUST, FRANKLIN REAL ESTATE :
SECURITIES TRUST, FRANKLIN STRATEGIC :
SERIES, FRANKLIN TAX ADVANTAGED HIGH :
YIELD SECURITIES FUND, FRANKLIN TAX :
ADVANTAGED BOND FUND, FRANKLIN :
ADVANTAGED U.S. GOVERNMENT :
SECURITIES FUND, FRANKLIN TAX FREE :
TRUST, FRANKLIN TEMPLETON FUND :
ALLOCATOR SERIES, FRANKLIN TEMPLETON :
GLOBAL TRUST, FRANKLIN TEMPLETON :
JAPAN FUND, FRANKLIN TEMPLETON :
MONEY FUND TRUST, FRANKLIN :
TEMPLETON SERVICES LLC, and JOHN DOES :
1-100 X

Defendants.

---

Plaintiff individually and on behalf of all other persons similarly situated, by its undersigned attorneys, for its complaint against defendants, alleges the following based upon personal knowledge as to itself and its own acts, and information and belief as to all other matters, based upon, *inter alia*, the investigation conducted by and through its attorneys, which included, among other things, a review of the defendants' public documents, conference calls and announcements made by defendants, United States Securities and Exchange Commission ("SEC") filings, wire and press releases published by and regarding the Franklin Family of Mutual Funds and advisories about the funds, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

## NATURE OF THE ACTION

1. This is a class action on behalf of a class (the "Class") consisting of all purchasers, redeemers and holders of the Franklin family of funds (as defined below), who purchased, held, or otherwise acquired shares between February 6, 1999 and February 4, 2004, inclusive (the "Class Period"), and who were damaged thereby (the "Class"). Plaintiff seeks to pursue remedies under the Securities Act of 1933 (the "Securities Act'), the Securities Exchange Act of 1934 (the "Exchange Act"), the Investment Company Act of 1940 (the "Investment Company Act"), and for common law breach of fiduciary duties.

## JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to Sections 10(b) and 20(a) of the Exchange Act [15 U.S.C. §§ 78j(b) and 78t(a)], and Rule 10b-5 promulgated thereunder] [17 C.F.R.§ 240.10b-5]. Additionally, this action arises under Sections 11 and 15 of the Securities

Act [15 U.S.C. §§ 77k, 77l(a)(2), and 77(o)] and pursuant to §§ 34 and 36 of the Investment Company Act [15 U.S.C. § 80a-33 and 35].

3. This Court has jurisdiction over the subject matter of this action pursuant to § 27 of the Exchange Act of 1934 (15 U.S.C. § 78aa); Section 22 of the Securities Act (15 U.S.C. § 77v); and Sections 34 and 36 of the Investment Company Act (15 U.S.C. § 80a-35).

4. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), as many of the acts and practices complained of herein occurred in substantial part in this District.

5. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

## PARTIES

6. Plaintiff Hugh Sharkey IRA/RO, as set forth in the certification, which is attached hereto and incorporated by reference herein, purchased units of the Franklin Large Cap Growth, Franklin Flex Cap Growth and Mutual Beacon Bond Funds during the Class Period and has been damaged thereby.

7. Defendant Franklin Resources, Inc. ("Franklin") is the direct or indirect parent company of the Franklin entities described in this Complaint. Franklin's primary offices are located at One Franklin Parkway, San Mateo, California 94403. Franklin has operating subsidiaries and affiliates engaged in the United States mutual fund business under the trade name Franklin Templeton ("FT") Investments. Some of these subsidiaries and affiliates including Franklin Advisers, Inc. are investment advisers that offer and sell FT mutual funds to

institutions and individuals. Other subsidiaries and affiliates include mutual fund retailers, broker-dealers and investment advisers that offer and sell the Franklin Templeton family of funds to investors.

8. Defendant Franklin Advisers, Inc. ("FAI") is the investment adviser to many Franklin Templeton mutual funds.

9. Defendant Franklin/Templeton Distributors, Inc. ("FTD") is primarily in the business of selling mutual funds.

10. Defendant Templeton/Franklin Investment Services, Inc. ("TFIS") is a broker dealer and investment adviser.

11. FAI, FTD, and TFIS are collectively referred to as "FAI."

12. Defendant Franklin Private Client Services, Inc. ("FPC") is an investment adviser.

13. Defendants Franklin Asset Allocation Fund, Franklin California, Tax-Free Income Fund, Inc., Franklin Capital Growth Fund, Franklin Custodian Funds, Inc., Franklin Federal Money Fund, Franklin Federal Tax-Free Income Fund, Franklin Floating Rate Master Trust, Franklin Global Trust, Franklin High Income Trust, Franklin International Trust, Franklin Investors Securities Trust, Franklin Managed Trust, Franklin Money Fund, Franklin Multi-income Trust, Franklin Municipal Securities Trust, Franklin Mutual Series Fund, Inc., Franklin New York Tax Free Income Fund, Franklin New York Tax Free Trust, Franklin Real Estate Securities Trust, Franklin Strategic Mortgage Portfolio, Franklin Strategic Series, Franklin Tax Advantaged High Yield Securities Fund, Franklin Tax Advantaged Bond Fund, Franklin Advantaged U.S. Government Securities Fund, Franklin Tax Exempt Money Fund, Franklin Tax Free Trust, Franklin Templeton Fund Allocator Series, Franklin Templeton Global Trust,

Franklin Templeton Japan Fund, Franklin Templeton Money Fund Trust, Franklin Templeton Services LLC (collectively known as the "Fund Registrants") are the registrants of the Franklin Templeton Family of Mutual Funds.

14. Defendants Franklin Age High Income Fund, Franklin Adjustable U.S. Government Securities Fund, Franklin Aggressive Growth Fund, Franklin Alabama Tax-Free Income Fund, Franklin Arizona Tax-Free Income Fund, Franklin Balance Sheet Investment Fund, Franklin Biotechnology Discovery Fund, Franklin Blue Chip Fund, Franklin California High Yield Municipal Fund, Franklin California Insured Tax Free Income Fund, Franklin California Intermediate-Term Tax-Free Income Fund, Franklin California Limited Term Tax-Free Income Fund, Franklin California Tax-Exempt Money Fund, Franklin California Tax-Free Income Fund, Franklin Capital Growth Fund, Franklin Colorado Tax-Free Income Fund, Franklin Connecticut Tax-Free Income Fund, Franklin Convertible Securities Fund, Franklin Convertible Securities Fund, Franklin DynaTech Fund, Franklin Equity Income Fund, Franklin Federal Intermediate-Term Tax-Free Income Fund, Franklin Federal Limited Term Tax-Free Income Fund, Franklin Federal Money Fund, Franklin Federal Tax-Free Income Fund, Franklin Flex Cap Growth Fund, Franklin Floating Rate Daily Access Fund, Franklin Floating Rate Trust, Franklin Florida Insured Tax-Free Income Fund, Franklin Georgia Tax-Free Income Fund, Franklin Global Aggressive Growth Fund, Franklin Global Communications Fund, Franklin Global Growth Fund, Franklin Global Health Care Fund, Franklin Gold and Precious Metals Fund, Franklin Growth Fund, Franklin High Yield Tax-Free Income Fund, Franklin Income Fund, Franklin Insured Tax-Free Income Fund, Franklin Kentucky Tax-Free Income Fund, Franklin Large Cap Growth Fund, Franklin Large Cap Value Fund, Franklin Louisiana Tax-Free

Income Fund, Franklin Maryland Tax-Free Income Fund, Franklin Massachusetts Insured Tax-Free Income Fund, Franklin Michigan Insured Tax-Free Income Fund, Franklin MicroCap Value Fund, Franklin Minnesota Insured Tax-Free Income Fund, Franklin Missouri Tax-Free Income Fund, Franklin Money Fund, Franklin Natural Resources Fund, Franklin New Jersey Tax-Free Income Fund, Franklin New York Insured Tax-Free Income Fund, Franklin New York Intermediate-Term Tax-Free Income Fund, Franklin New York Limited Term Tax-Free Income Fund, Franklin New York Tax-Exempt Money Fund, Franklin New York Tax-Free Income Fund, Franklin North Carolina Tax-Free Income Fund, Franklin Ohio Insured Tax-Free Income Fund, Franklin Oregon Tax-Free Income Fund, Franklin Pennsylvania Tax-Free Income Fund, Franklin Real Estate Securities Fund, Franklin Rising Dividends Fund, Franklin Short-Intermediate U.S. Government Securities Fund, Franklin Small Cap Growth Fund II, Franklin Small Cap Value Fund, Franklin Small-Mid Cap Growth Fund, Franklin Strategic Income Fund, Franklin Strategic Mortgage Portfolio, Franklin Tax-Exempt Money Fund, Franklin Technology Fund, Franklin Templeton Conservative Target Fund, Franklin Templeton CoreFolio Allocation Fund, Franklin Templeton Founding Funds Allocation Fund, Franklin Templeton Growth Target Fund, Franklin Templeton Hard Currency Fund, Franklin Templeton Moderate Target Fund, Franklin Templeton Money Fund, Franklin Tennessee Municipal Bond Fund, Franklin Texas Tax-Free Income Fund, Franklin Total Return Fund, Franklin U.S. Government Securities Fund, Franklin U.S. Long-Short Fund, Franklin Utilities Fund, Franklin Virginia Tax-Free Income Fund, Templeton China World Fund, Templeton Developing Markets Trust, Templeton Foreign Fund, Templeton Foreign Smaller Companies Fund, Templeton Global Bond Fund, Templeton Global Long-Short Fund, Templeton Global Opportunities Trust, Templeton Global Smaller Companies Fund, Inc.,

Templeton Growth Fund, Inc., Templeton International (Ex EM) Fund, Templeton Latin America Fund, Templeton Pacific Growth Fund, Templeton World Fund, Mutual Beacon Fund, Mutual Discovery Fund, Mutual European Fund, Mutual Financial Services Fund, Mutual Qualified Fund, Mutual Recovery Fund, Mutual Shares Fund (collectively referred to as the "FT Funds") are mutual funds that are registered under the Investment Company Act and managed by Franklin Templeton.

15. Defendant William Post ("Post") was an employee of Franklin from June 2000 to December 2003. From June 2000 to December 2003, Post was registered with Franklin/Templeton Distributors, Inc. From September 2000 to December 2003, Post was Senior Vice President of Franklin Templeton Trust Company. From October 2000 to December 2003, Post was Portfolio Manager of Franklin Private Client Group. From July 2001 to December 2003, Post was Vice President of Franklin Templeton Alternative Strategies, Inc. From March 2002 to December 2003, Post was registered with and held the position of President/CEO of Northern California Region of Templeton/Franklin Investment Services.

16. Defendant Daniel G. Calugar ("Calugar") is an individual with primary place of business located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada 89109. He was the owner and President of Security Brokerage, Inc. Calugar and Security Brokerage, Inc. were the subject of an SEC complaint filed on December 23, 2003. That complaint charges Calugar and Security Brokerage, Inc. with late trading, market timing and entering into "sticky asset" arrangements with mutual fund firms. Specifically, the SEC complaint alleges that Calugar made investments in the private hedge funds of a mutual fund company in return for the ability to market time their public mutual funds beyond what the prospectus allowed.

17. Defendant Security Brokerage, Inc. ("SBI") was an NASD registered broker-dealer with a CRD number of 45989 located at 3960 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada 89109. SBI was a registered broker-dealer from July 1996 through November 18, 2003.

18. Defendant DCIP, Limited Partnership ("DCIP") is a limited partnership formed in accordance with the laws of the State of Nevada. The purpose of the partnership is to "engage in the business of acquiring, owning, holding, trading, disposing of and otherwise dealing with Securities." Calugar is the General Partner. Kelley Holdings LLC is the Class A Limited Partner. Nick Calugar, Jr. is the Class B Limited Partner. Calugar is the Class C Limited Partner. MAS Trust is the Class D Limited Partner.

19. Defendants Calugar, SBI and DCIP are collectively referred to as the "Calugar Defendants."

20. Defendant Franklin Templeton Strategic Growth Fund, L.P. ("FT Hedge Fund") is a Delaware limited partnership that sold limited partnership units to qualified purchasers in a non-public offering. Franklin Templeton Alternative Strategies, LLC is the General Partner; Auda Adviser Associates, LLC is the Special Limited Partner, and Calugar was one of the limited partners. The purpose of FT Hedge Fund was to "invest and trade in securities and other financial instruments and assets for or incidental to investment purposes through direct investment, investment in limited partnerships and other entities and retention of investment managers." (Paragraph 1.03 of Article 1 of the Limited Partnership Agreement of Franklin Templeton Strategic Growth Fund, L.P.) FT Hedge Funds was a fund of hedge funds with each

of the underlying hedge funds required a minimum investment of $1 million. Calugar's $10 million investment in FT Hedge Fund comprised 59% of the total amount invested.

21. The true names and capacities (whether individual, corporate, associate, or otherwise) of defendants sued herein as John Does 1 through 100, inclusive, and each of them, are unknown to Plaintiff, who sues said defendants by such fictitious names. Plaintiff is informed and believes and thereon alleges that each of the defendants fictitiously named herein is legally responsible in some actionable manner for the events described herein, and thereby proximately caused the damage to the Plaintiff and the members of the Class. Plaintiff will seek to amend this complaint to state the true name and capacities of said defendants when they have been ascertained.

## CLASS ACTION ALLEGATIONS

22. Plaintiffs bring this action as a federal class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class consisting of all purchasers, redeemers and holders of the Franklin Mutual Fund shares that are the subject of this lawsuit, who purchased, held, or otherwise acquired shares between February 6, 1999 and February 4, 2004, inclusive, (the "Class Period") and who were damaged thereby. Excluded from the Class are defendants, officers and directors of the Company, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

23. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiffs at this time

and can only be ascertained through appropriate discovery, Plaintiffs believe that there are hundreds or thousands of members in the proposed Class.

24. Plaintiffs' claims are typical of the claims of the members of the Class because plaintiffs and all of the Class members sustained damages arising out of defendants' wrongful conduct complained of herein.

25. Plaintiffs will fairly and adequately protect the interests of the Class members and have retained counsel who are experienced and competent in class actions and securities litigation.

26. A Class Action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Furthermore, as the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

27. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members of the Class, in that defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

a. Whether the federal securities laws were violated by Defendants' acts as alleged herein;

b. Whether Defendants breached their fiduciary duties by engaging in fraudulent activity; and

c. Whether the members of the Class have sustained damages and, if so, what is the appropriate measure of damages.

## SUBSTANTIVE ALLEGATIONS

### Background

28. This action concerns a fraudulent scheme and course of action which was intended to and did benefit mutual funds and their advisors at the expense of mutual fund investors. In connection therewith, defendants violated their fiduciary duties to their customers in return for substantial fees and other income for themselves and their affiliates.

29. The defendants' wrongful conduct involved "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares. The technique is designed to exploit inefficiencies in the way mutual fund companies price their shares. It is widely acknowledged that timing inures to the detriment of long-term shareholders. Because of this detrimental effect, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that will increase the fund managers' fees, fund managers enter into undisclosed agreements to allow timing.

30. In fact, certain mutual fund companies have employees (generally referred to as the "timing police") who are supposed to detect "timers" and put a stop to their short-term trading activity. Nonetheless, defendants arranged to give market timers a "pass" with the timing police, who would look the other way rather than attempt to shut down their short-term trading.

31. The mutual fund prospectuses for the funds at issue created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of

timing. In fact, the opposite was true: defendants sold the right to time their funds to other hedge fund investors. The prospectuses were silent about these arrangements.

32. As a result of the "timing" of mutual funds, the Calugar Defendants, the Doe defendants, other timers, and defendants and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. Defendants' profits came dollar-for-dollar out of their pockets.

## TIMING

33. Mutual funds are designed for buy-and-hold investors, and are therefore the favored homes for American's retirement and college saving accounts. Nevertheless, quick-turnaround traders routinely try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Value or "NAVs."

34. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2:00 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4:00 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there has been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. On such a day, a trader who buys the Japanese

fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. Taking advantage of this kind of short-term arbitrage repeatedly in a single mutual fund is called "timing" the fund.

35. Effective timing captures an arbitrage profit. The arbitrage profit from timing comes dollar-for-dollar out of the pockets of the long-term investors: the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the fund. If the timer sells short on bad days – as the Calugar Defendants and the Doe Defendants did – the arbitrage has the effect of making the next day's NAV lower that it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

36. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Indeed, trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Accordingly, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. This "strategy" does not eliminate the transfer of wealth out of the mutual fund caused by timing; it only reduces the administrative cost of those transfers. However, at the same time it can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of being fully invested in a rising market. Some fund managers even enter into special investments as an attempt to hedge' against timing activity (instead of just refusing to allow it), thus deviating

altogether from the ostensible investment strategy of their funds, and incurring further transaction costs.

37. Mutual fund managers are aware of the damaging effect that timers have on their funds. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds — like those made by the Calugar Defendants and the Doe Defendants — are easy for managers to spot. And mutual fund managers have tools to fight back against timers.

38. Fund managers typically have the power to simply reject timers' purchases. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

39. The incentive to the defendant mutual funds to engage in such wrongdoing is as follows. Typically a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own company, as a practical matter the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company owes fiduciary duties to each fund and each investor.

40. The management company makes it profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. The timer understands this perfectly, and frequently offers the manager more assets in exchange for the right to time. Fund managers have succumbed to temptation and allowed investors in the target

funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees.

41. Thus, by keeping money — often many million dollars — in the same family of mutual funds (while moving the money from fund to fund), Defendant Pilgrim's private investment limited partnership assured the manager that he or she would collect management and other fees on the amount whether it was in the target fund, the resting fund, or moving in between. In addition, sometimes the manager would waive any applicable early redemption fees. By doing so, the manager would directly deprive the fund of money that would have partially reimbursed the fund for the impact of timing.

42. As an additional inducement for allowing the timing, fund managers often received "sticky assets." These were typically long-term investments made not in the mutual fund in which the timing activity was permitted, but in one of the fund manager's financial vehicles (e.g., a bond or hedge fund run by the manager) that assured a steady flow of fees to the manager.

43. These arrangements were never disclosed to mutual fund investors. On the contrary, many of the relevant mutual fund prospectuses contained materially misleading statements assuring investors that the fund managers discouraged and worked to prevent mutual fund timing.

**THE MUTUAL FUND INDUSTRY UNDER ATTACK**

44. On September 3, 2003, the New York Attorney General Elliot Spitzer (the "Attorney General") attacked the mutual fund industry by filing a complaint charging fraud against Stern and Canary in connection with the unlawful mutual practices of late trading and

timing. More specifically, the Attorney General alleged the following: "Canary developed a complex strategy that allowed it to, in effect, sell mutual funds short and profit on declining NAVs." Additionally, the Attorney General alleged that Canary set up arrangements with Bank of America, Bank One, Janus, and Strong to late trade and time those companies' respective mutual funds. The Attorney General further alleged:

> [Bank of America] (i) set Canary up with a state-of-the-art electronic trading platform allowing it to trade late in the hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family, (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

45. In connection with an examination of active trading of mutual fund shares by the United States securities and exchange Commission ("SEC") and the Attorney General, defendants received inquiries and subpoenas for documents from those agencies.

**THE SCHEME WITH IN THE FT FUNDS**

*Background to the Post/Calugar Agreement*

46. In early 2001, Post and other FT senior management executives were responsible for structuring an array of new FT hedge funds. Outside financing was essential in getting the hedge funds off the ground and new investors such as DCIP were actively sought after by Post and others.

47. Since at least March of 2001, FT senior management courted an investment from Calugar's limited partnership, DCIP. In a summarization of a meeting of the Franklin Templeton Asset Strategies ("FTAS") group dated March 18, 2001 involving Maria DeLucchi-Kahale ("Kahale", Post, Robert Kameda ("Kameda"), Toby Mumford (Mumford"), Mary Sherlock ("Sherlock"), Bruce Rosenberg ("Rosenberg"), Shawn Wells ("Wells"), and Lavanya Shahani ("Shahani"). Kalhale wrote that she would be responsible for sending DCIP a "PPM" or Private Placement Memorandum for the FT Hedge Fund.

48. On April 6, 2001, Calugar opened a $30 million dollar profit sharing account under the name of his broker-dealer, Security Brokerage, inc. Many Franklin employees, including but not limited to, Tom Johnson ("T. Johnson"), Peter Jones ("Jones"), Philip Bensen ("Bensen"), Murray Cleaner ("Cleaner") and Post were aware of the account and were also aware that Calugar was a known market timer.

49. T. Johnson stated in a e-mail dated April 20, 2001: "The client [SBI/Calugar] is a b/d that is a timer. My buddy at MFS informed me the other day that Security Brokerage dumped $11 million of timing money. They are new to us and MFS. Per Shannon's internal, they have permission to time." The e-mail further stated that they have accepted the plan and that Calugar has agreed to the two (2) round trips a quarter allowed by the prospectus.

50. As the sole participant in the profit sharing 401(K) plan, Calugar specifically sought to direct his market timing efforts through this type of plan in order to avoid detection and fees.

51. Jones expressed concern with this initial arrangement:

> I feel uncomfortable with this plan. How are we monitoring? Did we pay 1% or straight NAV? What funds are being used?" FT did not pay 1% upfront, but 12b-1 fees were to begin immediately. 12b112b1 payment structure will not generate a loss to FT as most likely a finders fee would. I wonder if taking this type of business send the wrong message into the world that Tom Johnson is trying to control. What costs do we incur for the conversion and would we lose money if we converted and then had to ask the account to leave after 6 mos.

52. T. Johnson further stated that "my main concern is regarding the finder's fees and timing. Since we are not paying a prepaid and we can monitor for compliance I'm fine. My thoughts are that it doesn't pass the smell test." Jones' responded as follows: "Based on everything I've heard, let's pass ... we do not want timing money."

53. Despite these concerns, FT and Post ultimately could not pass up Calugar as a lucrative hedge fund client and in return allowed Calugar to violate the FT Funds' prospectuses by market timing FT Funds.

54. As T. Johnson pointed out in an e-mail dated August 9, 2001: "I learned from Maria Delucchi-Kahale of Bill Post's area that the client we are going to allow to time is Dan Calugar of Security Brokerage in Las Vegas. The same gentleman that was to be sole participant in the below plan (SBI Profit Sharing Plan) and previously timed us through is own d/d."

55. After the $30 million dollar profit sharing account was established for Calugar, on August 13, 2001, Post made a hedge fund pitch presentation to Calugar/DCIP in Las Vegas.

56. On August 15, 2001, T. Johnson sent an e-mail to Kahale regarding the procedure for processing SBI's "timing" account. In it he stated that the SBI trades should be "entered as a wrap - straight NAV with n prepay and no CDSC8. Also, by prospectus, we don't allow prepaid commissions on timing accounts."

57. On August 28, 2001, Benson responded to June 4, 2001 e-mail where Jones stated he would "pass" on Calugar's "timing money" as follows: "Interesting development: We heard from the rep that this client somehow got in touch with Chuck Johnson. While we don't know what was discussed completely, Chuck agreed to accept this client's money in various funds and a hedge fund."

*Sticky Asset Agreement Between Post and Calugar*

58. On August 14, 2001, Calugar thanked Post for the August 13, 2001 presentation regarding the Franklin hedge funds. In addition Calugar summarized the discussions between himself and Post as follows:

> I want to confirm that, pursuant to our discussions, we intend to place the following new purchases in Franklin Templeton Hedge Funds and Franklin Templeton Mutual Funds: DCIP, LP (DCIP) will purchase $10 million in the Franklin Templeton Strategic Growth Fund, LP effective September 1. We will wire the funds for this investment on August 20. During the balance of 2001, Security Brokerage, Inc. (SBI) will make purchases of up to $45 million in the Franklin Strategic Small Cap Growth Fund (FRSGX).
>
> These positions will be invested using a market timing approach we discussed and as described below. All positions will be held in the name of Security Brokerage, Inc. and will be registered as Network Level 3 positions and exchanged through NSCC Fund/SERV. I will e-mail the account number for the mutual fund position as soon as the account is set up.
>
> The aggregate number of round trip exchanges between the Small Cap Growth Fund and the Franklin Money fund made by the market timing model will not exceed four per month. I recognize that market timing is a privilege and not a right, and should Franklin Templeton at any future time elect to terminate our exchange privilege (or assess exchange fees on the account), we will promptly cease all exchange activity. As we discussed, should that decision be made, we would appreciate your exercising

> discretion to permit DCIP the option to redeem its hedge fund position.
>
> My intend is that DCIP will keep the hedge fund positions for at least as long as Security Brokerage is permitted to have the timing allocation in Franklin Templeton mutual funds. I very much appreciate the privilege of making these investments, and the work that you have done to make this possible.

59. The agreement as set forth stated that an investment of $10 million would be made in the hedge fund. In return Calugar would be permitted to invest $45 million in market timing money through his broker-dealer SBI.

60. The market timing agreement essentially allowed SBI/Calugar the following three privileges: (1) Ability to use Fund/SERV to place the market timing trades; (2) Ability to make four exchanges or round trips per month; and (3) waiver of the 2% redemption fee for any market timing trades.

61. Calugar wanted to use Fund/SERV to circumvent the FT market timing desk and to place trades as late in the day as possible even though it was FT's policy that known market timers were required to register and place trades through the market timing desk.

62. Unlike the prior arrangement that limited Calugar to two (2) round trips a quarter in the profit sharing plan, this new arrangement violated prospectus disclosure by allowing four (4) round trips per month in a fund that prohibited market timing outright.

63. On August 14, 2001, Calugar on behalf of his limited partnership, DCIP, signed the subscription arrangement for the FT Hedge Fund.

64. Calugar communicated his intentions to market time FT Funds to Post and other Franklin employees, including fund managers. For example, Calugar wrote Post an e-mail on August 17, 2001, which stated:

> I would like to give Ed Jamieson10 a call to make sure that he feels comfortable with the timing investment that we plan to make in the Franklin Small Cap Fund. I know that you have discussed this issue with both Ed and Greg Johnson11, but I think it would be helpful for me to make a personal call to the fund manager to give him the chance to ask any questions he might have and make sure that we are all on the same page. I have done this in several other mutual funds in which we are invested in both hedge fund and mutual fund products, and I think it has been productive in creating a stronger relationship. I corresponded with Ed by mail and e-mail earlier this year but I have not spoken to him directly about the arrangement we hope to pursue with Franklin Templeton.

65. In another e-mail to Post, Calugar specifically sought assurances regarding his need to make four (4) exchanges per month and pointed out that the FRSGX prospectus language did not permit it. More specifically, Calugar stated:

> Just looking at the prospectus, I don't see a solution to these issues that would permit us to make the 4 round trip exchanges per month that we desire to place for the assets invested in Franklin Small Cap Growth. As you know, there is a one year lock up on funds invested in the Franklin Templeton Strategic Growth Fund, so it is important to me that before we make a $10 million investment in the hedge fund, we are able to make reasonably certain that we will be able to make the Franklin Small Cap Growth Fund investment in the manner that we have presented to you.
>
> Because of the significance of this matter, I would like to be able to discuss any proposed solution to these issues both with you and the persons on the mutual fund side who monitor and enforce the market timing rules to make sure we are all on the same page. It seems clear to me that movement of $45 million mutual fund position will not go unnoticed, and I want to determine, before making the investment, what the response from the market timing reviewers will be.

66. Clearly Calugar was adept at making these types of deals, having made the same arrangements with other mutual fund companies such as MFS and Alliance. Equally clear was that he was not going to make the hedge fund investment without a quid pro quo: the ability to make at least four (4) exchanges per month in FRSGX.

67. On August 29, 2001, an e-mail on behalf of Post is sent to Calugar reassuring him of the terms of the agreement. The e-mail stated in response to all of the statements made in Calugar's August 23, 2001 e-mail: "Provided your trades are limited to no more than four (4) per month and you use Fund/SERV for these exchanges, the 2% fee will not be assessed." The e-mail further stated:

> We understand that your investment in our hedge funds is contingent on your ability to invest in our mutual funds. However, we reserve the right to revoke your right to make multiple monthly trades thereby subjecting you to the timing penalty. Further, in the event we revoke your right to multiple monthly trading, we would allow you to withdraw your funds from our hedge funds without penalty notwithstanding the lockup requirement.

68. On August 29, 2001, Calugar responded to the above e-mail by replying in an e-mail to Ann Guss and Post, but raised two additional concerns:

> I very much appreciate the letter you e-mailed me. It addressed each of the concerns that I had expressed to Bill Post.
>
> There are two clarifications that I would like to make just to assure that there is no misunderstanding:
>
> (1) I discussed with Mr. Post our desire to make 4 "round trip" exchanges per month. That is to say, we would not exceed more than 4 exchanges "from equity to money market" during any calendar month, and we will not make more than 4 exchanges "from money market back to equity" in any month. To make four exchanges "out of equity" with a position results in a total of eight

> exchanges because there must be an exchange into equity for every exchange out of equity.
>
> (2) Each of our exchanges is a full exchange of all shares owned from equity to money market or from money market to equity.
>
> I don't think these two points are inconsistent with your letter, but if that is not the case, I would appreciate your letting me know.

69. On the same day, Guss sent an e-mail back to Calugar on behalf of Post. In it she stated:

> I have spoken with Bill Post regarding concerns stated below, and here is his response:
> 1. Four "round trip" exchanges are OK
> 2. Yes, we understand that exchange is a full exchange.

70. On September 6, 2001, Calugar followed the instructions power the August 29th e-mail on behalf of Post and wired the $10 million investment to Franklin in the FT Hedge Fund. This investment represented 59% of the total funds invested in FT Hedge Fund.

71. On September 9, 2001, SBI opened an additional account with the Franklin for the sole purpose of making prohibited market timing trades in the Franklin Small-Mid Cap Growth fund.

72. On October 24, 2001, Calugar stated to Post with a copy to T. Johnson: "I plan to wire make a $25 million purchase in Franklin Money Market on Friday, October 26, for later investment in Franklin Small Cap Growth. I will advise you and Tom Johnson when we make our first exchange into equity with these funds so that you can block any commission payment to Security Brokerage."

73. In the same e-mail, Calugar inquired about increasing his hedge fund investment in return for a corresponding increase in his market timing allocation:

> I also wanted to know whether you might be in a position to take an additional $15 million hedge fund investment with an additional $65 million invested in the Small Cap Growth Fund? That would bring my hedge fund investment to $25 million and my mutual fund investment to $110 million. I would need to get funding from Citibank to do this, and it would probably take a month or two to get the loan in place. There is no guarantee that I could get the funding from Citibank, but if the positions are available I will see what Citibank can do.

74. Post sent this e-mail message to T. Johnson and Jones. In an email string of October 29, 2001 that discusses the additional investment by Calugar, T. Johnson stated that Calugar had done "three roundtrips" in FRSGX. He further stated: "The moves are for 100% or approx $20 million. I should have added that they have been in the Small Mid a total 5 days - two 2 day trips and one 1 day trip. Another $25 million was sent to the money market account last Friday, and I'll make sure there is no prepaid commission when it eventually exchanges to the Small Mid."

75. The SBI account made three (3) exchanges in approximately $20 million dollar blocks of trades. Calugar, apparently for business reasons, decided to redeem $44.6 million out of the account on November 9, 2001. He stated in an e-mail dated November 5, 2001 to Post:

> I have decided against increasing my outstanding leverage with Citibank, and in fact I have decided to repay my existing margin balance to Citibank. For this reason, today I redeemed $44.6 million out of Franklin Money Market. I intend to keep my Franklin Templeton Hedge Fund position, but I do not believe that I will be in a position to add to my Hedge Fund position in the near future. I do have, however, as a long term goal, the desire to increase my investment in hour hedge fund, and to purchase back the mutual fund position, but I believe that I won't be in a position to do so for 6 months to a year.

*Additional Investment Proposals*

76. On April 2, 2002, Calugar sent a letter to Post regarding an additional sticky asset arrangement whereby Calugar would increase his investment in FT Hedge Fund to $70 million and be permitted to market time $280 million in four additional Franklin Templeton mutual funds. Calugar's letter sated that he "would anticipate making up to 12 round trip exchanges per calendar quarter" and he would make this mutual fund investment through a 401(k) account so that "my investment would appear to qualify for the exemption from the 2%" redemption fee placed on ordinary funds that exchange more than twice in a 90 day period."

77. On April 5, 2002, Calugar e-mailed Post regarding future investments and specifically outlined Calugar's trading strategy.

78. In April of 2002, Post began to shop additional timing capacity in other mutual fund complexes on behalf of Calugar. Post requested new account documents on behalf of SBI/Calugar from Capital Research and Management ("CRM"), the investment adviser to the American Funds.

79. On April 10, 2002, a Susan Lindgren ("Lindgren") Vice President of the Client Service Division sent Post the new account information for Security Brokerage Profit Sharing Trust to open a 401(k) account with the American Funds.

80. On April 10, 2002, Lindgren on behalf of Jeff Paster sent prospectuses and a new account application for Calugar and SBI.

81. On April 23, 2002, post sent a letter to Paster, an employee of Capital Guardian Trust Company, an investment adviser affiliate of CRM. Post outlines the investment strategy of

Calugar and SBI and asked whether the "proposed trading activities" were "acceptable to the American Funds."

82. In a memorandum dated May 13, 2002 from Calugar to Post, Calugar stated that he is "no longer interested in trying to obtain permission to make 2 round trips per quarter between your money market and equity mutual funds." However, he may be interested in structuring a leveraged position in FT hedge funds. In response, Post arranged to meet Calugar on June 18, 2002.

83. On June 20, 2002, Calugar wrote to Post regarding Citibank's terms regarding loans secured by the hedge fund positions. On June 26, 2002, Calugar stated in an e-mail to Post that although he believes that he could structure a loan through Citibank to make a leveraged purchase of additional interests in the FT Hedge Funds, he won't because the fund has not been performing well enough to justify the risk of making a leveraged purchase."

84. On August 1, 2002, Calugar wrote a letter to Post with a copy to Kahale requesting a redemption of "100% of DCIP, LP in the Franklin Templeton Strategic Growth Fund, LP as of September 30, 2002." In or about August 2002, Calugar decided to redeem his $10 million investment from the FT Hedge Fund.

85. Calugar's redemption would cause the fund of hedge funds to fail without further financing since the total amount was spread between 14 individual hedge fund managers and each hedge fund required a minimum investment of $1 million.

86. Clearly Calugar's $10 million dollar investment was integral to the survival of the hedge funds structured by Post and Franklin. In an internal FT memorandum dated August 15, 2002, it was noted that Calugar's redemption would lower the hedge fund's asset total to $7.1

million dollars and investment in each underlying hedge fund would fall below the $1 million dollar threshold, as a result becoming a "disaster for the funds."

87. The actions of the defendants have harmed plaintiff and members of the class. In essence, the defendants' actions of allowing market timing to occur have caused plaintiff and members of the class's shares to be diluted in value.

88. As such, defendants have breached their fiduciary duties to plaintiff and the class by lying to investors about their effort to curb market timers by entering into undisclosed agreements intended to boost their fees and permitting the Calugar Defendants and the Doe Defendants and other to time the mutual funds. As a result, defendants have violated the Securities Act, the Exchange Act, the Investment Company Act and common law fiduciary duties.

## THE TRUTH BEGINS TO EMERGE

89. On February 4, 2004, the Massachusetts Securities Division of Office of the Secretary of the Commonwealth, William Galvin, filed an administrative complaint (the "administrative complaint") against Franklin charging them with fraud in a scheme that allowed a wealthy Las Vegas investor to market time $45 million in the FT Funds in exchange for a $10 million investment in a Franklin Hedge Fund. The complaint asks that Franklin disgorge illegal profits back to fund shareholders, cease and desist from violations of the Uniform Securities Act, and pay an administrative fine, the amount to be determined.

90. The complaint charged that in 2001 Post of Franklin made an agreement with the Calugar Defendants, in which Calugar would make a $10 million investment in Franklin

Templeton Hedge Funds in return for being allowed to market time the FT Funds. The prospect for the FT Funds that was market timed specifically prohibited market timing.

## THE FT FINDS' PROSPECTUSES WERE MATERIALLY FALSE AND MISLEADING

91. The Prospectuses falsely stated that the FT Funds safeguarded shareholders from the harmful effects of timing by forcing the timer to bear the costs of such trading. More specifically, the FT Prospectuses stated:

> MARKET TIMERS **The Aggressive Growth Fund, Large Cap Fund and Small Cap Fund II may restrict or refuse purchases or exchange by Market Timers. The California Fund and Small Cap Fund I do not allow investments by Market Timers. You may be considered a Market Timer if you have (i) requested an exchange out of any of the Franklin Templeton Funds within two weeks of an earlier exchange out of any fund, or (ii) exchanged shares out of the Franklin Templeton funds more than twice within a rolling 90 day period, or (iii) otherwise seem to follow a market timing pattern that may adversely affect the funds. Accounts under common ownership or control with an account that is covered by (i), (ii), or (iii) are also subject to these limits.** (Emphasis added.)

92. In addition to the language pertaining to market timers, FT prospectuses contain the following language with respect to excessive trading:

> **Because excessive trading can hurt fund performance, operations and shareholders, the Funds reserve the right to revise or terminate the exchange privilege, limit the amount or number of exchanges, reject any exchange, or restrict or refuse purchases if (i) a Fund or its manager believes the Fund would be harmed or unable to invest effectively, or (ii) a Fund receives or anticipates simultaneous orders that may significantly affect the Fund.** (Emphasis added.)

93. Given that the defendants allowed market timing of its funds to occur, its prospectuses were false and misleading because it failed to disclose the following: (a) that

defendants had entered into unlawful agreements allowing the Calugar Defendants and the Doe Defendants to time its trading of the FT Funds shares; (b) that, pursuant to those agreements, Calugar Defendants and the Doe Defendants regularly timed the FT Funds; (c) that, contrary to the representations in the Prospectuses, defendants only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Calugar Defendants and the Doe Defendants to engage in trades that were disruptive to the efficient management of the FT Funds and/or increased the FT Funds' costs; thereby reducing the FT Funds actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Calugar Defendants and the Doe Defendants benefitted financially at the expense of FT Funds' investors including plaintiff and other members of the Class.

## UNDISCLOSED ADVERSE INFORMATION

94. The market for the FT Funds were open, well-developed and efficient at all relevant times. As a result of these materially false and misleading statements and failures to disclose, the FT Funds traded at distorted prices during the Class Period. Plaintiff and other members of the Class purchased or otherwise acquired the FT Funds relying upon the integrity of the NAV for the FT Funds and market information relating to the FT Funds, and have been damaged thereby.

95. During the Class Period, defendants materially misled the investing public, thereby distorting the NAV of the FT Funds, by allowing the Calugar Defendants and the Doe Defendants to time the FT Funds.

96. At all relevant times, the material misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff and other members of the Class.

## ADDITIONAL SCIENTER ALLEGATIONS

97. As alleged herein, defendants acted with scienter in that defendants knew that the public documents and statements issued or disseminated in the name of the FT Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. As set forth elsewhere herein in detail, defendants, by virtue of their receipt of information reflecting the true facts regarding FT Funds, their control over, and/or receipt and/or modification of FT Funds' allegedly materially misleading misstatements and/or their associations with the FT Funds which made them privy to confidential proprietary information concerning the FT Funds, participated in the fraudulent scheme alleged herein.

98. Additionally, the defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, the defendants, among other things, received increased management fees from "sticky assets" as well as an increased number of transactions in and out of the funds, and were able to profit from this illegal activity. In short, defendants siphoned money out of the mutual funds and their own pockets.

99. The defendants were motivated to participate int eh wrongful scheme by the enormous profits they derived thereby. They systematically pursued the scheme with full knowledge of its consequences to other investors.

**Applicability Of Presumption Of Reliance**
**Fraud-On-The-Market Doctrine**

100. At all relevant times, the market for the FT Funds were an efficient market for the following reasons, among others:

(a) The FT Funds met the requirements for listing, and was listed and actively traded on a highly efficient and automated market;

(b) As a regulated issuer, the FT Funds filed periodic public reports with the SEC;

(c) The FT Funds regularly communicated with public investors via established market communication mechanisms, including through regular disseminations of press releases on the national circuits of major newswire services and through other wide-ranging public disclosures, such as communications with the financial press and other similar reporting services; and

(d) The FT Funds were followed by several securities analysts employed by major brokerage firms who wrote reports which were distributed to the sales force and certain customers of their respective brokerage firms. Each of these reports was publicly available and entered the public marketplace.

101. As a result of the foregoing, the market for the FT Funds promptly digested current information regarding FT Funds from all publicly available sources and reflected such

information in the respective FT Funds' NAV. Under these circumstances, all purchasers of the FT Funds during the Class Period suffered similar injury through their purchase or acquisition of FT Funds securities at distorted prices, and a presumption of reliance applies.

## NO SAFE HARBOR

102. The statutory safe harbor provided for forward-looking statements under certain circumstances does not apply to any of the allegedly forward-looking statements pleaded in this complaint. Many of the specific statements pleaded herein were not identified as "forward-looking statements" when made. To the extent there were any forward-looking statements, there were no meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the purportedly forward-looking statements. Alternatively, to the extent that the statutory safe harbor does apply to any forward-looking statements because at the time each of those forward-looking statements were made, the particular speaker knew that the particular forward-looking statement was false, and/or the forward-looking statement was authorized and/or approved by an executive officer of the defendants who knew that those statements were false when made.

## VIOLATIONS OF THE EXCHANGE ACT

## COUNT ONE

## AGAINST THE FUND REGISTRANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

103. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except that, for purposes of this claim, plaintiff expressly excludes and disclaims

any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

104. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of the plaintiff and other members of the Class against the Fund Registrants.

105. The Fund Registrants are the registrants for the FT Funds shares sold to plaintiff and the other members of the Class and is statutorily liable under Section 11. The Fund Registrants issued, caused to be issued, and participated in the issuance of the materially false and misleading written statements and/or omissions of material fact that were contained in the Prospectus.

106. Plaintiff was provided with the Franklin Small Mid-Cap Growth Fund Prospectus and, similarly, prior to purchasing units of each of the other FT Funds, all Class members likewise receiving the appropriate prospectus. Plaintiff and other Class members purchased shares of the FT Funds traceable to the relevant false and misleading Prospectuses and were damaged thereby.

107. As set forth herein, the statements contained in the Prospectuses, when they became effective, were materially false and misleading for a number of reasons, including that they stated that it was the practice of the FT Funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (the Does named as defendants herein) were allowed to engage in timed trading. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts: (a) that defendants entered into unlawful agreements allowing the Calugar Defendants and the Doe

Defendants to time its trading of the FT Funds shares; (b) that pursuant to those agreements, the Calugar Defendants and the Doe Defendants regularly timed the FT Funds; (c) that, contrary to the representations in the Prospectuses, the FT Funds only enforced their policy against frequent traders selectively; (d) that the defendants regularly allowed the Calugar Defendants and the John Doe Defendants to engage in trades that were disruptive to the efficient management of the FT Funds' and/or increased the FT Funds' costs; thereby reducing the FT Funds actual performance; and (e) the Prospectus failed to disclose that, pursuant to the unlawful agreements, the Calugar Defendants and the Doe Defendants benefitted financially at the expense of the FT Funds' investors including plaintiff and other members of the Class.

108. At the time they purchased the FT Funds shares traceable to the defective Prospectuses, plaintiff and Class members were without knowledge of the facts concerning the false and misleading statements or omission alleged herein and could not reasonably have possessed such knowledge. This claim is brought within the applicable statute of limitations.

## SECOND CLAIM

## AGAINST FRANKLIN RESOURCES AND FAI AS CONTROL PERSONS FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

109. Plaintiffs repeat and reallege each and every allegation contained above, except that, for purposes of this claim, plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct and otherwise incorporates the allegations contained above.

110. This claim is brought pursuant to Section 15 of the Securities Act against the Franklin Resources and FAI as control persons of the Fund Registrants. It is appropriate to treat

these defendants as a group for pleading purposes and to presume that the false, misleading, and incomplete information conveyed in the FT Funds' Prospectuses, public filings, press releases and other publications are the collective actions of Franklin Resources and FAI.

111. The Fund Registrants are liable under Section 11 of the Securities Act as set forth herein.

112. Franklin Resources and FAI are a "control person" of the Fund Registrants within the meaning of Section 15 of the Securities Act, by virtue of its position of operational control and/or authority over the Registrants. At the time plaintiff and other Class members purchased shares of the FT Funds, by virtue of their positions of control and authority over the Fund Registrants, had the power and authority, directly and indirectly, and exercised the same, to cause the Fund Registrants to engage in the wrongful conduct complained of herein. The Fund Registrants caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectus.

113. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Franklin Resources and FAI are liable to plaintiff and the Class to the same extent as are the Fund Registrants for their primary violations of Section 11 of the Securities Act.

114. By virtue of the foregoing, plaintiff and the other Class members are entitled to damages against Franklin Resources and FAI.

## VIOLATIONS OF THE EXCHANGE ACT

## COUNT THREE

## FOR VIOLATIONS OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5 PROMULGATED THEREUNDER AGAINST ALL DEFENDANTS

115. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

116. During the Class Period, each of the defendants carried out a plan, scheme and course of conduct which was intended to and, throughout the Class Period, did deceive the investing public, including plaintiff and other Class members, as alleged herein and caused plaintiff and other Class members to purchase FT Funds shares or interests at distorted prices and to otherwise suffer damages. In furtherance of this unlawful scheme, plan and course of conduct, defendants, and each of them, took the actions set forth herein.

117. Defendants (i) employed devices, schemes, and artifices to defraud; (ii) made untrue statements of material fact and/or omitted to state material facts necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business which operated as a fraud and deceit upon the purchasers of the FT Funds' securities, including plaintiff and other Class members, in an effort to enrich themselves through undisclosed manipulative trading tactics by which they wrongfully appropriated Franklin Funds' assets and otherwise distorted the price of their securities in violation of Section 10(b) of the Exchange Act and Rule 10b-5. All defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

118. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal material information about FT Funds' operations, as specified herein.

119. These defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and thereby engaged in transactions, practices and a course of business which operated as a fraud and deceit upon plaintiff and Class members.

120. The defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Such defendants' material misrepresentations and/or omissions were done knowingly or recklessly and for the purpose and effect of concealing the truth.

121. As a result of the dissemination of the materially false and misleading information and failure to disclose material facts, as set forth above, the market price of the FT Funds securities were distorted during the Class Period such that they did not reflect the risks and costs of the continuing course of conduct alleged herein. In ignorance of these facts that market prices of the shares were distorted, and relying directly or indirectly on the false and misleading statements made by the Fund Defendants, or upon the integrity of the market in which the securities trade, and/or on the absence of material adverse information that was known to or recklessly disregarded by defendants but not disclosed in public statements by defendants during

the Class Period, plaintiff and the other members of the Class acquired the shares or interests in the FT Funds during the Class Period at distorted prices and were damaged thereby.

122. At the time of the said misrepresentations and omissions, plaintiff and other members of the Class were ignorant of their falsity and believed them to be true. Had plaintiffs and other members of the Class and the marketplace known of the truth concerning the FT Funds' operations, which were not disclosed by defendants, plaintiff and other members of the Class would not have purchased or otherwise acquired their shares, or, if they had acquired such shares or other interests during the Class Period, they would not have done so at the distorted prices which they paid.

123. By virtue of the foregoing, defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

124. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of the FT Funds shares during the Class Period.

## COUNT FOUR

### AGAINST FRANKLIN RESOURCES, FAI, AND THE FUND REGISTRANTS AS A CONTROL PERSON FOR VIOLATIONS OF SECTION 20(A) OF THE EXCHANGE ACT

125. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

126. This Claim is brought pursuant to Section 20(a) of the Exchange Act against Franklin Resources as a control person of FAI; FAI as a control person of the Fund Registrants; and the Fund Registrants, as a control person of the FT Funds and FT Hedge Fund.

127. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the materially false, misleading, and incomplete information conveyed in the FT Funds' public filings, press releases and other publications are the collective actions of Franklin Resources, FAI and the Fund Registrants.

128. Franklin Resources, FAI and the Fund Registrants acted as a controlling person of the Franklin Funds within the meaning of Section 20(a) of the Exchange Act for the reasons alleged therein. By virtue of their operational and management control of the FT Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Franklin Resources, FAI and the Fund Registrants each had the power to influence and control, and did influence and control, directly or indirectly, the decision-making and actions of their employees. FT Funds, including the content and dissemination of the various statements which plaintiff contends are false and misleading. Franklin Resources, FAI and the Fund Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected.

129. In particular, Franklin Resources, FAI and the Fund Registrants had direct and supervisory involvement in the operations of the FT Funds and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

130. As set forth above, Franklin Resources, FAI and the Fund Registrants violated Section 10(b) and Rule 10b-5 by their acts and omissions as alleged in this Complaint. By virtue of their positions as controlling persons, Franklin Resources, FAI and the Fund Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of

defendants' wrongful conduct, plaintiff and other members of the Class suffered damages in connection with their purchases of the Company's securities during the Class Period.

## COUNT FIVE

## VIOLATION OF SECTION 34(b) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

131. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

132. This claim for relief is brought pursuant to Section 34(b) of the Investment Company Act of 1940 against all defendants.

133. Under Section 34(b) of the Investment Company Act of 1940, it shall be unlawful for any person to make any untrue statement of a material fact in any registration statement, application, report, account, record, or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)]. It shall be unlawful for any person so filing, transmitting, or keeping any such document to omit to state therein any fact necessary in order to prevent the statements made therein, in the light of the circumstances under which they were made, from being materially misleading.

134. Here, defendants have made untrue statements of a material fact in its registration statement, application, report, account, record, and/or other document filed or transmitted pursuant to this title or the keeping of which is required pursuant to section 31(a) [15 USCS § 80a-30(a)].

135. As such, Plaintiffs and other class members have been injured as a result of defendants' untrue statements and have violated Section 34(b) of the Investment Company Act of 1940.

## COUNT SIX

## VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT OF 1940 AGAINST ALL DEFENDANTS

136. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

137. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 against defendants. Under Section 36(a), an implied private right of action exists. See McLachlan v. Simon, 31 F.Supp. 2d 731 (N.D. Cal. 1998).

138. Under Section 36(a) of the Investment Company Act, defendants shall be deemed to owe a fiduciary duty to plaintiff and other class members with respect to the receipt of fees and compensation that defendants receive for services of a material nature.

139. Here, defendants have devised and implemented a scheme to obtain substantial fees and other income for themselves and their affiliates by allowing the Calugar Defendants and the Doe Defendants to engage in timing of the FT Funds throughout the Class Period and in violation of their fiduciary duties to their customers, i.e., plaintiff and class members.

140. Defendants engaged in such scheme only to benefit themselves and their affiliates by allowing the Calugar Defendants and the Doe Defendants to engage in timing of the FT Funds named herein in return for substantial fees and other income.

141. Defendants have breached the fiduciary duties they owe to plaintiff and other class members by, among other things, devising this plan and scheme solely for their own benefit and by failing to reveal to them material facts which would allow them to make informed decisions about the true value and performance of the Funds.

142. Plaintiff and other class members have been injured as a result of defendants breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

## COUNT SEVEN

## FOR BREACH OF FIDUCIARY DUTIES AGAINST ALL DEFENDANTS

143. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

144. Plaintiff and the Class placed their trust and confidence in defendants to manage the assets they invested in the FT Funds.

145. Plaintiff and the Class reasonably expected that the defendants would honor their obligations to them by, among other things, observing the securities laws and honoring the representations made in the FT Funds' prospectuses.

146. The defendants, aided and abetted by the other Defendants, who are co-conspirators, breached their fiduciary duties to the Plaintiff and the Class by violating the securities laws and breaching express and implied representations contained in the FT Funds' prospectuses for the benefit of the FT Funds and each of the other defendants.

147. Each of the Defendants was an active participant in the breach of fiduciary duty and participated in the breach for the purpose of advancing its own interests.

148. Plaintiff and the Class have been specially injured by defendants wrongdoing. For example, those class members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in illegal market timing. Additionally, certain members of the Class (i.e., those who purchased their mutual fund shares legally), were treated differently than those purchasers that were market timers.

149. The defendants, aided and abetted by the other defendants, who are also co-conspirators, acted in bad faith, for personal gain and in furtherance of his, her or its own financial advantage in connection with the wrongful conduct complained of in this complaint.

150. As a direct and proximate result of the defendants' foregoing breaches of fiduciary duties, plaintiff and the members of the Class have suffered damages.

151. The defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

## PRAYER FOR RELIEF

**WHEREFORE**, plaintiff prays for relief and judgment, as follows:

152. Determining that this action is a proper class action, appointing plaintiff as Lead Plaintiff and plaintiff's counsel as Lead Counsel for the Class and certifying plaintiff as a class representative under Rule 23(a) of the Federal Rules of Civil Procedure;

153. Awarding compensatory damages in favor of plaintiff and the other Class members against the defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

154. Awarding plaintiff and the members of the Class pre-judgment and post-judgment interest, as well as their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

155. Awarding such other and further relief as this Court may deem just and proper including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure plaintiff and the Class have an effective remedy; and

156. Such other and further relief as the Court may deem just and proper.

**JURY TRIAL DEMANDED**

Plaintiff hereby demands a trial by jury.

DATED: February 17, 2004

Respectfully submitted,


**STULL, STULL & BRODY**

By______________________
Jules Brody (JB-9151)
Aaron Brody (AB-5850)
Tzivia Brody (TB-7268)
6 East 45th Street
New York, New York 10017
(212) 687-7230

**WEISS & YOURMAN**
Joseph H. Weiss (JW-4534)
551 Fifth Avenue
New York, New York 10176
(212) 682-3025

**Attorneys for Plaintiff**

# PLAINTIFF CERTIFICATION

Hugh Sharkey IRA / RO ("Plaintiff") hereby states that:

1. Plaintiff has reviewed the complaint and has authorized the filing of the complaint on his/her behalf.

2. Plaintiff did not purchase any of the securities which are the subject of this action at the direction of his/her counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

4. The following includes all of Plaintiff's transactions in the **Franklin Family of Mutual Funds** during the class period specified in the complaint:

| SECURITY (Name of Franklin Fund) | TRANSACTION (Purchase, Sale) | TRADE DATE | PRICE PER SECURITIES/SHARE | QUANTITY |
|---|---|---|---|---|
| FRK Large Cap Growth B | Purchase | 12/20/00 | $12.560 | 2388.535 |
| FRK Large Cap Growth B | Sold | 12/10/02 | $ 7.080 | 2388.535 |
| FRK Flex Cap Growth B | Purchase | 12/20/00 | $ 37.738 | 529.942 |
| FRK Flex Cap Growth B | Sold | 12/10/02 | $ 23.670 | 529.942 |
| FRK Small Cap Value B | Purchase | 12/10/02 | $ 22.570 | 555.770 |
| FRK Mutual Beacon B | Purchase | 12/10/02 | $11.120 | 1520.758 |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

**Please list other transactions on a separate sheet of paper, if necessary.**

5. Plaintiff has not served or sought to serve as a representative party on behalf of a class under the federal securities laws during the last three years, unless otherwise stated in the space below:

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class except to receive his pro rata share of any recovery, or as ordered or approved by the court including the award to a representative party of reasonable costs and expenses including lost wages relating to the representation of the class.

Plaintiff declares under penalty of perjury that the foregoing is true and correct.

Executed this 17 day of February, 2004.

Hugh Sharkey
Signature